Exhibit 99.1

Maris-Tech Announces Full Year 2022 Financial Results

Announces Annual Revenues of Approximately $2.5 million for the year ended

December 31, 2022, Representing Over 20% in Growth in Revenue

Backlog as of January 1, 2023 was $1.9 million, Representing Over 215% in Growth

REHOVOT, Israel, March 6, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced its financial results for the year ended December 31, 2022.

Revenues for the year ended December 31, 2022 were $2,504,896, an increase of over 20% compared to $2,075,755 for the year ended December 31, 2021.

Cash and cash equivalents and short-term bank deposits as of December 31, 2022 were $9,339,612 million, compared to $49,126 as of December 31, 2021.

Backlog as of January 1, 2023 increased significantly compared to the Company’s backlog as of January 1, 2022 and was $1,900,000 compared to $608,000. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Most of our backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies.

Backlog as of March 6, 2023 was approximately $2,600,000, the majority of which is expected to be delivered and recognized as revenue by the end of 2023 and the rest during 2024.

“In February 2022, we completed our initial public offering and received $17.8 million in gross proceeds, allowing us to accelerate our research and development and marketing efforts. During 2022, we accomplished major milestones that were made possible by the investor’s vote of confidence in the Company,” said Israel Bar, CEO of Maris-Tech.

“Our main goal in 2022 was to accelerate our growth and increase awareness of our unique technologies and solutions. In order to achieve our goal, we leveraged the experience of seasoned professionals from the defense, marketing and business development fields. In addition, we partnered with high profile leaders, like SpaceIL, for the “Beresheet 2 Lunar Mission”, Israeli Lunar Spacecraft, as well as showcased our Edge AI video solutions at the leading global events and conferences,” Bar added.

“We believe our efforts paid off, as we ended 2022 with significant growth in revenue and backlog, attracting new top customers and increasing revenue from repeat customers. We are dedicated to continuing to fuel our success in 2023 and realizing the Company’s high potential. Our confidence in the Company remains high as evidenced by our announcement of a share repurchase plan to allow us to repurchase up to $1 million of our ordinary shares from time to time,” Bar concluded.

Year Ended 2022 and Recent Highlights

Strengthened our position in the defense, surveillance and commercial fields, accelerated revenue growth:

●	In March 2022, September 2022 and December 2022, we received an aggregate of $1,900,000 in purchase orders to supply advanced video recording and interrogation system technology to leading defense organizations

●	In April 2022, we announced our first major U.S. customer and received a purchase order from a top surveillance manufacturer for $300,000

●	During 2022, we received high amount of orders for custom products as well as orders from existing customers

●	In January 2023, we announced our first significant direct customer in Australia and received a purchase order for $660,000

New strategic collaborations:

●	In July 2022, we announced that we were chosen by SpaceIL, an organization that strives to promote science and science education, which in 2019 became the first private entity in history to reach the moon, to take part in “Beresheet 2 Lunar Mission”, Israeli Lunar Spacecraft and received a purchase order from SpaceIL for the development of a video recording, streaming and image processing solution

●	During 2022, we experienced a significant increase in orders as a result of strengthening our ongoing partnership with our U.K. reseller

●	During 2022, we collaborated with Hailo Technologies Ltd. (“Hailo”), developer of high performing AI processors for edge devices, to develop the Jupiter-AI platform

●	In August 2022, we received a joint grant with Ben Gurion University for the development of an advanced system for the prediction of drone faults

New products and developments:

●	In July 2022, we launched our flagship product- The Jupiter-AI, a high-end multiple-stream video platform with edge AI acceleration

●	In January 2023, we launched the development of the Uranus-AI, an up to 8K Ultra-HD video platform supporting multiple HD/Ultra-HD streams

Established advisory board and expanded management team:

●	In February 2023, we formed an advisory board and appointed Mr. Leslie G. Litwin, who brings decades of experience in the marketing of video technologies and products, and Mr. Nir Ben Moshe, former senior director in the Israeli Ministry of Defense, to serve on the advisory board

●	In March 2022, we appointed Mr. Avi Gilor, a 20-year industry veteran, as our U.S. sales and marketing manager to lead the rollout of our products in the United States

Expanded global awareness:

We presented at many leading conferences and shows, including:

●	In January 2023, the Jupiter-AI, the Company’s flagship product, was showcased in the Hailo suite at the Consumer Electronics Show (CES) 2023 in Las Vegas, the world’s leading tech annual event

●	In September 2022, the Jupiter-AI was showcased at the Commercial UAV Expo, presented by Commercial UAV News, the leading international trade show and conference focusing on the integration and operation of commercial unmanned aerial vehicles (UAS).

●	In June 2022, the Company presented its miniature streaming and recording video solutions for aerospace, defense, and security sectors at Eurosatory 2022 – a global event for defense and security held in Paris

IPO and Share Repurchase Plan

●	In February 2022, we completed our initial public offering and received $17.8 million in gross proceeds (including over-allotment and Pre-Funded Warrant exercises)

●	In June 2022, we announced a share repurchase plan to allow us to repurchase up to $1 million of our ordinary shares from time to time

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our expectations regarding our future growth, expansion of our research and development, sales and marketing efforts, our plans to continue providing the market with innovative solutions and engaging new partners, our confidence in the Company and our share repurchase plan. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to continue to generate revenues at levels above prior levels; our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com

Maris-Tech Ltd.

Balance Sheet

(Amounts in U.S. dollars)

	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$221,961	$785
Short-term bank deposits	9,084,082	-
Trade receivables	1,606,495	571,482
Other receivables	359,591	2,873
Inventories	981,729	391,484
Total current assets	$12,253,858	$966,624

NON-CURRENT ASSETS
Restricted deposits	$33,569	$48,341
Deferred issuance costs	-	871,171
Property, plant and equipment, net	283,790	16,511
Severance pay deposits	156,723	136,620
Operating lease right-of-use assets	635,976	-
Total non-current assets	$1,110,058	$1,072,643

Total Assets	$13,363,916	$2,039,267

LIABILITIES AND EQUITY (NET OF CAPITAL DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	$-	$410,324
Trade payables	1,083,345	463,653
Other current liabilities	727,560	791,038
Short-term liabilities due to a shareholder and a related party	-	296,459
Total current liabilities	$1,810,905	$1,961,474

LONG-TEM LIABILITIES:
Long-term loans, net of current maturities	$-	$744,769
Long-term loans from related party	1,088,250	1,088,250
Warrants to purchase ordinary shares	-	351,845
Non-current operating lease liabilities	442,166	-
Accrued severance pay	425,742	272,509
Total long-term liabilities	$1,956,158	$2,457,373
Total Liabilities	$3,767,063	$4,418,847
COMMITMENT AND CONTINGENCIES (note 9)

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, no par value: Authorized - 100,000,000 and 12,500,000 shares as of December 31, 2022 and December 31, 2021, respectively; issued and outstanding: 7,999,216 and 3,085,000 shares as of December 31, 2022 and December 31, 2021, respectively	-	-
Preferred shares, no par value: Authorized - no shares and 1,250,000 shares as of December 31, 2022 and December 31, 2021, respectively; issued and outstanding: no shares and 489,812 shares as of December 31, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	17,789,380	2,124,601
Accumulated deficit	(8,192,527)	(4,504,181)
Total Shareholders’ equity (capital deficiency)	9,596,853	(2,379,580)
Total Liabilities and equity (net of capital deficiency)	$13,363,916	$2,039,267

Maris-Tech Ltd.

Statements of Operations

(U.S. dollars)

	Year ended December 31
	2022	2021	2020

Revenues	$2,504,896	$2,075,755	$987,883

Cost of revenues	1,722,104	1,106,447	500,696

Gross profit	782,792	969,308	487,187
Operating expenses
Research and development, net	1,021,869	706,021	781,417
Sales and marketing	604,114	241,114	22,551
General and administrative	2,840,660	595,074	74,169
Total operating expenses	4,466,643	1,542,209	878,138

Loss from operations	3,683,851	572,901	390,951
Financial expenses, net	4,495	251,323	249,392

Net loss	$3,688,346	$824,224	$640,343

Basic and diluted net loss attributable to shareholders per ordinary share	$0.49	$0.24	$0.26

Weighted average number of ordinary shares used in computing loss per ordinary share	7,528,038	3,464,470	2,483,988

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